November 30, 2005
Reg Technologies Inc. / REGI U.S., Inc. (the "Company" or "Reg" or "REGI") REG TECHNOLOGIES INC. / REGI U.S., INC. ANNOUNCES THE COMPLETION STAGE FOR THE MODIFIED VERSION OF THE RAND CAM™ ENGINE

For Immediate Release: November 30, 2005. Vancouver, BC Reg Technologies Inc. (TSX Venture Exchange: RRE, OTC BB: REGRF) and its subsidiary REGI U.S., Inc. (OTC BB: RGUS, Berlin Stock Exchange: RGJ) wish to announce that the modifications for the 42 H.P. diesel engine has been completed by Ebco Industries Ltd. (www.ebco.com). This version includes six additional cam designs with a special coating to ensure durability, which will be tested for diesel, gasoline, hydrogen, pump and compressor applications. Shane Kabisch states, "REGI U.S., Inc. can now test several applications for the Rand Cam™ technology by interchanging the appropriate cam design."

The first application to be tested will be the diesel version for an unmanned aerial application for a large military contractor and a generator application for a hybrid car application. Ebco Industries Ltd. has the capability to manufacture additional prototypes for other applications, as required, for potential end users.

Testing has commenced this week by Shane Kabisch, REGI¹s rotary engine specialist.

ABOUT EBCO INDUSTRIES LTD.
Ebco Industries Ltd. of Richmond B.C. operates one of the largest custom manufacturing facilities in western Canada. Ebco¹s unique capabilities provide a "one-stop" operation for customer requirements that include Heavy Metal Fabrication, Heavy Machining, Assembly and Light Precision Machining and Fabrication. Ebco is a ISO 9001:2000 registered manufacturer of equipment, machinery and related components for the forestry, pulp and paper, mining, power generation, petro-chemical, nuclear, aerospace and defense industries.

ABOUT REG TECHNOLOGIES INC. / REGI U.S., INC.
REGI U.S., Inc. owns the U.S. rights and the parent company Reg Technologies Inc. owns the worldwide rights to the Rand Cam™ rotary technology. The engine is a light weight rotary engine that has only two moving parts: the vanes (up to 12) and the rotor, compared to the 40 moving parts in a simple four-cylinder piston engine. This revolutionary design makes it possible to produce a total of 24 continuous power impulses per one rotation that is vibration free and extremely quiet. The Rand Cam™ engine also has multi-fuel capabilities and is able to operate using fuels including natural gas, hydrogen, propane and diesel. Reg Technologies Inc., together with REGI U.S., Inc., is in the process of testing a Rand Cam™ diesel engine for a generator application for hybrid electric cars and for unmanned aerial applications for the U.S. military. For more information please visit www.regtech.com.

ON BEHALF OF THE BOARD OF DIRECTORS

"John Robertson"

John Robertson
President

Contacts:
Regi U.S., Inc
John Robertson, 1-800-665-4616

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. Statements in this press release regarding Reg Technologies/REGI's business which are not historical facts are "forward-looking statements" that involve risks and uncertainties, including the impact of competitive products and pricing, the need to raise additional capital, uncertain markets for the Company's products and services, the Company's dependence on third parties and licensing/service supply agreements, and the ability of competitors to license the same technologies as the Company or develop or license other functionally equivalent technologies.